Registration No. 333-142143

Filed Pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED APRIL 16, 2007)

$160,000,000

Headwaters Incorporated

2.50% Convertible Senior Subordinated Notes due 2014

and Shares of Common Stock Issuable upon Conversion of the Notes

This prospectus supplement relates to the resale by the holders of 2.50% Convertible Senior Subordinated Notes due 2014 of Headwaters Incorporated and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with the prospectus dated April 16, 2007, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements thereto.

Investing in the notes or our common stock involves a high degree of risk. You should carefully read and consider the “Risk Factors” beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 27, 2007

The information in the table appearing under the heading “Selling Securityholders” in the prospectus is supplemented and superseded in part by the information appearing in the table below. Because selling securityholders may trade all or some of the notes listed at any time without notifying us, the table may not reflect the exact value of notes held by each selling securityholder on the date of this supplement.

Name	Principal Amount of Notes Beneficially Owned that may be Offered ($)		Percentage of Notes Outstanding (%)	Number of Shares of Common Stock Beneficially Owned (1)		Number of Shares of Common Stock that may be Offered (1)	Percentage of Common Stock Outstanding (%) (2)	Number of Shares of Common Stock upon Completion of the Offering (3)
Goldman Sachs & Co. Profit Sharing Master Trust (4)	38,000	(5)	*	7,789	(6)	1,289	*	6,500
KBC Financial Products USA Inc. (7)(8)	4,000,000	(5)	2.5%	135,694		135,694	*	0
OZ Special Funding (OZMD) LP (9)	3,362,000	(5)	2.1%	674,217	(10)	114,051	*	560,166
Sterling Invest Co. (11)	1,250,000		*	42,405		42,405	*	0

*	Less than 1%.

(1) Assumes conversion of all of the holder’s notes at a conversion rate of 33.9236 shares of common stock per $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under “Description of notes – Conversion rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(1), using 42,300,000 shares of common stock outstanding as of December 31, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3) Because a selling securityholder may sell all or a portion of the notes and common stock issuable upon conversion of the notes pursuant to this prospectus, an estimate cannot be given as to the number of percentage of notes and common stock that the selling securityholder will hold upon consummation of any sales. The information presented assumes that all of the selling securityholders will fully convert the notes for cash and shares of our common stock and that the selling securityholders will sell all shares of our common stock that they received pursuant to such conversion.

(4) Oz Management, LLC is investment manager to Goldman Sachs & Co. Profit Sharing Master Trust and has voting and investment power over the securities being offered. Mr. Daniel S. Och,

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as senior managing member of Oz Management, LLC, may be deemed to have voting and investment control of the securities being offered.

(5) Includes Notes that were included in the selling securityholders table within the Prospectus dated April 16, 2007.

(6) Includes 1,289 shares upon conversion of the notes and 6,500 shares upon conversion of our 2 7/8% Convertible Senior Subordinated Notes due 2016.

(7) This selling securityholder has identified itself as a registered broker-dealer and, accordingly, it is, under the interpretations of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act of 1933. Please see “Plan of distribution” in the prospectus for required disclosure regarding these selling securityholders.

(8) KBC Financial Products USA Inc. has sole voting and dispositive power over the securities being offered. KBC Financial Products USA Inc. is a direct wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Group N.V., a publicly traded entity.

(9) Oz Management, LLC is investment manager to Oz Special Funding (OZMD) LP and has sole voting and dispositive power over the securities being offered. Mr. Daniel S. Och, as senior managing member of Oz Management, LLC, may be deemed to have voting and investment control of the securities being offered.

(10) Includes 114,051 shares upon conversion of the notes and 560,166 shares upon conversion of our 2 7/8% Convertible Senior Subordinated Notes due 2016.

(11) Ms. Ann Houlihan of Froley, Revy Investment Co. exercises voting and investment control over the securities being offered.

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